Exhibit 2

Execution Copy

NEITHER THE ISSUANCE NOR THE SALE OF THIS NOTE HAS BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS.  THIS NOTE MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A FORM REASONABLY ACCEPTABLE TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 UNDER SAID ACT.  ANY TRANSFEREE OF THIS NOTE SHOULD CAREFULLY REVIEW THE TERMS THEREOF. THE PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF.

ORCKIT COMMUNICATIONS LTD.

Subordinated Promissory Note

FOR VALUE RECEIVED, Orckit Communications Ltd., an Israeli company (the "Maker"), by this Subordinated Promissory Note (this “Note”), absolutely and unconditionally promises to pay to the order of Networks3, Inc., a Delaware corporation (the "Company"), or its successors or assigns (the Company or any such successor or assign, as the case may be, being hereinafter sometimes referred to as the “Payee”) the aggregate principal amount of FIVE HUNDRED THOUSAND U.S. Dollars ($500,000), on the third anniversary of the date hereof, with interest on the outstanding principal amount accruing from the date hereof at an annual interest rate equal to the Applicable Federal Rate as published by the United States Treasury for the month in which this Note was originally issued (based on a year of 365 days).  Interest shall be payable annually in arrears commencing on the first anniversary of the date hereof.  The principal and accrued interest may be prepaid at any time, in whole or in part, without penalty.  All payments hereunder shall be made in U.S. Dollars.

All payments of interest and principal hereunder shall be made at the business address of the Payee.  All payments hereunder shall be applied first to any unpaid accrued interest and second to repayment of principal.

Whenever any payment under this Note becomes due on a date that is not a regular business day in the State of Israel or the State of New York, the maturity thereof shall be extended to the next succeeding business day and interest at the applicable rate shall accrue during such extension.

All obligations and liabilities of the Maker to the Payee under or in connection with this Note and the rights of the Payee in connection with this Note shall be subordinated for all intents and purposes to the obligations of the Maker, from time to time, pursuant to any promissory notes outstanding on the date hereof.  If Maker defaults in payment of its obligations hereunder, Payee will have the right to set off amounts otherwise due to Maker discharging such amount of Maker’s obligations hereunder.

This Note shall be governed by and construed solely in accordance with the laws of the State of Israel.

IN WITNESS WHEREOF, Orckit Communications Ltd. has caused this Note to be executed by its duly authorized officer.

Date: ______ 2013

ORCKIT COMMUNICATIONS LTD.

By:_________________________

     Name:

     Title:

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